UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

CLEVELAND-CLIFFS INC.
(Exact name of registrant as specified in its charter)

Commission File No. 1-8944

Ohio	34-1464672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Public Square, Suite 3300, Cleveland, Ohio	44114-2315
(Address of principal executive offices)	(Zip Code)

James D. Graham
Executive Vice President, Chief Legal and Administrative Officer & Secretary
Cleveland-Cliffs Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114-2315
(216) 694-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This report on Form SD for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”), issued pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended, Rule 13p-1 and the related rules and guidance promulgated by the U.S. Securities and Exchange Commission (collectively, the “Conflict Minerals Rules”), is submitted by Cleveland-Cliffs Inc., on behalf of itself and its consolidated subsidiaries (collectively, the “Company”). The purpose of this filing is to comply with the reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are necessary to the functionality or production of such products. For purposes of this Form SD, the term “Conflict Minerals” means: (1) Columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”); or (2) Any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in Covered Countries.
Conflict Minerals Disclosure
As required by Form SD, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in its products during the Reporting Period to determine whether any of the Conflict Minerals originated in the Covered Countries and/or whether any of the Conflict Minerals may be from recycled or scrap sources. Where applicable, the Company conducted additional due diligence regarding the sources of the Conflict Minerals. The results of the Company’s RCOI regarding the Conflict Minerals, as well as the Company’s additional due diligence regarding the sources of such Conflict Minerals, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD. A copy of this Conflict Minerals disclosure is also available in the “Investors” section, “SEC Filings” subsection, of the Company’s website at www.clevelandcliffs.com. The content of any website referred to in this Form SD is included for general information only and is not considered incorporated by reference in this Form SD.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 and Item 1.02 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CLEVELAND-CLIFFS INC.

	By:	/s/ James D. Graham
James D. Graham
Executive Vice President, Chief Legal and Administrative Officer & Secretary

Dated: May 29, 2026